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- EXHIBIT 99.1

       PERFORMANCE IN CONSOLIDATED FINANCIAL STATEMENT IN 1Q 2003 (POSCO)


     - Condensed Income Statement

                                                             (Unit: KRW BN)
     ----------------------------------------------------------------------
                                               1Q '03              1Q'02
                                      -------------------------------------
            Items                     Amount          Change       Amount
     ----------------------------------------------------------------------
            Sales                     3,952            877         3,075
      Operating Profit                  834            526           308
       Ordinary Income                  675            443           232
         Net Income                     474            297           177
     ----------------------------------------------------------------------


     - Condensed Balance Sheet

                                                             (Unit: KRW BN)
     ----------------------------------------------------------------------
                                               1Q '03              1Q'02
                                      -------------------------------------
            Items                     Amount          Change       Amount
     ----------------------------------------------------------------------
            Total asset               19,298           221         19,077
         Total Liabilities             7,670           413          7,257
       Equity of Shareholder          11,628          -192         11,820
     ----------------------------------------------------------------------